UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-7775

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

COAL COMPANY SALARY DEFERRAL

AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Massey Energy Company

4 North 4th Street

Richmond, Virginia 23219

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

•	Statements of Net Assets Available for Benefits

•	Statement of Changes in Net Assets Available for Benefits

•	Notes to Financial Statements

•	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits. The following exhibit is filed as part of this annual report:

•	Exhibit 23.1 – Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COAL COMPANY SALARY DEFERRAL
AND PROFIT SHARING PLAN

By A.T. MASSEY COAL COMPANY, INC.
Its Named Fiduciary

By:	/s/ John M. Poma
John M. Poma
Vice President and Chief Administrative Officer
Named Fiduciary’s Designee

Dated: May 26, 2011

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009, and for the Year ended December 31, 2010 with Report of Independent Registered Public Accounting Firm

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009 and for the Year ended December 31, 2010

Report of Independent Registered Public Accounting Firm

To the Administrator of the

Coal Company Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia

May 26, 2011

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

Massey Energy Company

Coal Company Salary Deferral and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2010

	2010	2009
Assets
Cash	$381,273	$—
Investments, at fair value	185,903,483	172,261,713
Notes receivable from participants	3,703	14,064

Total assets	186,288,459	172,275,777

Liabilities
Excess contribution liability	288,828	190,382

Total liabilities	288,828	190,382

Net assets reflecting investments at fair value	185,999,631	172,085,395

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,868,879)	(1,189,028)

Net assets available for benefits	$184,130,752	$170,896,367

See Notes to Financial Statements

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2010

Massey Energy Company

Coal Company Salary Deferral and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2010

Additions:
Investment income:
Dividends and interest, net of investment management fees	$4,595,951
Net appreciation in fair value of investments	15,922,915

Total investment income	20,518,866

Interest income on notes receivable from participants	789

Contributions:
Participants	13,877,063
Employer	1,349,773

Total contributions	15,226,836

Total additions	35,746,491

Deductions:
Distributions to participants	(22,512,106)

Net increase	13,234,385

Net assets available for benefits:
Beginning of year	170,896,367

End of year	$184,130,752

See Notes to Financial Statements

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Plan

The following description of the Coal Company Salary Deferral and Profit Sharing Plan dated February 27, 2002, as amended (the Plan), provides only general information. Participants should refer to the Plan’s governing documents for a more complete description of the Plan’s provisions and definitions of certain capitalized terms not defined herein.

General: The Plan is a contributory defined contribution plan established effective January 1, 1985 (restated effective October 1, 2001) by A.T. Massey Coal Company, Inc. (“Massey, the Company, or the Plan Sponsor”), which is a wholly owned subsidiary of Massey Energy Company and is administered by the Company for the benefit of eligible employees of the Company and certain of its directly and indirectly owned subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation: Eligible employees, as defined by the Plan document, may begin participation on any date after hire.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, net of fund management fees. Allocations of earnings are based on participant account balances within each fund. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Upon enrollment in the Plan, participants may direct their investments to any of the Plan’s fund options. Participants may change their investment options daily. Certain funds may impose repurchase restrictions ranging from 30 to 60 days.

Contributions: Participants may elect to defer up to 75% of their eligible compensation, as defined by the Plan and as limited by restrictions of the Internal Revenue Code. Prior to May 1, 2009, the Company contributed an amount equal to 30% of the first 10% of each participant’s compensation contributed to the Plan. Effective May 1, 2009, the Company reduced the fixed matching contribution to an amount equal to 10% of the first 10% of each participant’s compensation contributed to the Plan.

The Company also may contribute a discretionary amount to the Plan each year as determined by the Plan Sponsor’s management. No discretionary contributions were made during the Plan years ended December 31, 2010 and 2009.

Vesting: Participants are vested immediately in their contributions plus actual earnings thereon. The Matching Account for a participant who was an employee on September 30, 2001, is fully vested and nonforfeitable at all times. The Discretionary Matching Account and Matching Account for an individual who was hired on or after October 1, 2001 shall become fully vested if the participant dies or reaches his Normal Retirement Age while employed by the Plan Sponsor or any of its participating subsidiaries; otherwise, such participant shall vest 20% after two years of service and then shall vest 20% each year after the first two years until fully vested.

Distribution: Participants may obtain distributions from their accounts upon termination of employment, retirement, upon reaching age 59 1/2, or by incurring a disability or hardship, as defined by the Plan. Designated beneficiaries are entitled to receive the participant’s unpaid benefits upon the death of the participant. Distributions must be in a form and medium prescribed by the Plan document.

Notes Receivable from Participants: Effective December 31, 2001, the provision to grant new loans to participants was eliminated. Prior to that date, loans were made from the participant’s account and secured by the participant’s remaining account balance. Participants were permitted to borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of 50% of the participant’s account or $50,000 in accordance with the Department of Labor’s regulations on loans to participants. The remaining note receivable from participant bears interest at 9% and must be repaid over a period not to exceed 5

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

years unless the loan was used to purchase the participant’s primary residence, in which case the loan term may not exceed 10 years. Principal and interest is paid ratably through regular payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant. Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

Plan Amendment and Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Administrative Expenses: Expenses of the Plan, excluding investment management fees that are netted against fund earnings, are paid by the Plan Sponsor.

Note 2. Summary of Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Plan Sponsor’s management to make estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value, which equals the quoted market price on the last day of the year. However, the Invesco Stable Value Trust is stated at contract value, as required by current accounting guidance. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements: Assets and liabilities that are required to be measured at fair value are categorized based upon the levels of judgment associated with the inputs used to measure their fair value. See Note 4 to the Notes to Financial Statements for more information.

Payment of Benefits: Benefits are recorded when paid.

Adoption of New Accounting Guidance: At December 31, 2010, the Plan adopted the provisions of FASB ASU No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be classified as notes receivable from participants and measured at their unpaid principal balances plus any accrued but unpaid interest. The Plan has reclassified participant loans from investments as of December 31, 2010 and 2009, with no effect on the nets assets of the Plan.

Subsequent Events: The Plan Sponsor’s management has evaluated subsequent events through the date the financial statements were issued. On January 28, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Alpha Natural Resources, Inc. (“Alpha”), a Delaware corporation, and Mountain Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Alpha. Subject to the terms and conditions of the Merger Agreement, Massey will be merged with and into the Merger Sub, with Massey surviving the merger as a wholly-owned subsidiary of Alpha (the “Merger”). On or after the closing of the Alpha Merger, the Trustee will not purchase any shares of Common Stock for the Common Stock Fund and a participant may not elect to have any additional amounts invested in the Common Stock Fund. Further impact of the Merger on the Plan has not yet been determined.

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3. Investments

All of the Plan’s investments are held in a trust fund administered by the Trustee (as defined within the Plan document). At December 31, 2010 and 2009, investments in each fund (including short-term investments allocated to such funds) consisted of the following:

	December 31,
	2010		2009
Invesco Stable Value Trust	$60,271,096	*	$59,285,229	*
Oppenheimer Strategic Income Fund A	27,977,934	*	23,700,980	*
American Funds Fundamental Investors Fund A	27,164,325	*	25,684,021	*
American Funds American Balanced Fund A	24,023,449	*	22,006,289	*
Massey Energy Company Stock Fund	21,247,776	*	19,881,152	*
MainStay Large Cap Growth Fund	10,087,158	*	—
Vanguard S&P 500 Index	7,811,880		6,777,340
Allianz Funds OCC Renaissance Fund A	5,933,306		4,944,483
Thornburg International Value	1,289,263		670,095
BlackRock Bond Index Fund	97,296		—
Invesco Constellation A	—		9,312,124	*

	$185,903,483		$172,261,713

*	Investment represents 5% or more of the Plan’s net assets.

The Invesco Stable Value Trust is presented in the financial statements at contract value, as reported to the Plan by the Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The market value yield to the fund was 2.39% and the crediting interest rate to the fund was 3.26% for the year ended December 31, 2010.

At December 31, 2010 and 2009, Plan investments included forfeiture balances of $135,185 and $272,082, respectively, which were invested in the Invesco Stable Value Trust. Forfeitures amounted to $516,286 in 2010.

During 2010, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2010
Massey Energy Company Stock Fund	$5,283,583
American Funds Fundamental Investors Fund A	2,858,876
American Funds American Balanced Fund A	2,314,313
Oppenheimer Strategic Income Fund A	2,128,204
Allianz Funds OCC Renaissance Fund A	938,090
Vanguard S&P 500 Index	888,934
Invesco Constellation A	728,741
MainStay Large Cap Growth Fund	681,067
Thornburg International Value	103,657
BlackRock Bond Index Fund	(2,550)

$15,922,915

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4. Fair Value Measurements

Assets and liabilities that are required to be measured at fair value are categorized based upon the levels of judgment associated with the inputs used to measure their fair value. Current accounting guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of the instrument’s contractual or anticipated term.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common/collective trust: Valued daily at the NAV of shares or units held by the Plan based on quoted market value of the underlying assets.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009, by level:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth	$45,287,661	$—	$—	$45,287,661
Balanced	24,023,449	—	—	24,023,449
Index	7,909,176	—	—	7,909,176
Other	27,164,325	—	—	27,164,325
Common/Collective Trust	—	60,271,096	—	60,271,096
Common Stock	21,247,776	—	—	21,247,776

Total assets at fair value	$125,632,387	$60,271,096	$—	$185,903,483

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth	$39,940,629	$—	$—	$39,940,629
Balanced	22,006,289	—	—	22,006,289
Index	6,777,340	—	—	6,777,340
Other	24,371,075	—	—	24,371,075
Common/Collective Trust	—	59,285,228	—	59,285,228
Common Stock	19,881,152	—	—	19,881,152

Total assets at fair value	$112,976,485	$59,285,228	$—	$172,261,713

Note 5. Related Party Transactions

Certain Plan assets are invested in common stock of the Plan Sponsor or in funds sponsored by the Trustee. Transactions involving these instruments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

Note 6. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated April 28, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The letter also states that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. On September 1, 2010 the IRS acknowledged receipt of the Plan Sponsor’s request for a new ruling which will cover all amendments and restatements from April 28, 2003 through November 1, 2010. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Management has evaluated the effects of accounting guidance related to uncertain income tax positions that became effective in 2009 and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2010 and 2009.

Note 7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

SUPPLEMENTARY INFORMATION

EIN: 54-0295165

PLAN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Common/Collective Trust: Invesco	Stable Value Trust - 58,402,216 shares	**	$60,271,096

	Total Common/Collective Trust			60,271,096

	Registered Investment Companies:
	Oppenheimer	Strategic Income Fund A - 6,521,663 shares	**	27,977,934
	American Funds	Fundamental Investors Fund A - 740,172 shares	**	27,164,325
	American Funds	American Balanced Fund A - 1,339,847 shares	**	24,023,449
	MainStay Funds	Large Cap Growth Fund- 1,393,254 shares	**	10,087,158
	Vanguard	S&P 500 Index - 67,448 shares	**	7,811,880
	Allianz Funds	OCC Renaissance Fund A - 360,468 shares	**	5,933,306
	Thornburg	International Value - 45,079 shares	**	1,289,263
	BlackRock	Bond Index Fund - 9,567 shares	**	97,296

	Total Registered Investment Companies			104,384,611

	Common Stock Fund:
*	Massey Energy Company	Massey Energy Company - 366,467 shares	**	21,247,776

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			(1,868,879)

	Total Investments			184,034,604

	Cash	Cash		381,273

*	Participant loan	Interest rate of 9%; maturity date of June 30, 2011		3,703

	Grand Total			$184,419,580

*	Party-In-Interest
**	Historical cost is not required as all investments are participant directed.